Exhibit 2

          MANAGEMENT DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

OVERVIEW

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels — including Prime TV and 6 digital specialty channels, 16 metropolitan newspapers, the National Post — a daily Canadian national newspaper, and more than 50 non-daily publications. The Company also owns and operates New Zealand’s TV3, TV4 and CanWest Radio NZ and has a 57.5% economic interest in Australia’s Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland’s TV3, and a 29.9% equity interest in Northern Ireland’s UTV. In addition, the Company owns and operates Fireworks Entertainment Inc., an international film and television production and distribution company.

In August 2002, the Company’s Australian operating unit, Network TEN, purchased the remaining 40% of Eye Corp, Australia’s leading out-of-home advertising company, for aggregate cash consideration of approximately A$10 million.

In August 2002, CanWest sold 10 small-to-medium market daily newspapers — as well as certain community papers in Atlantic Canada and Saskatchewan — to G.T.C. Transcontinental Group Ltd. for aggregate cash consideration of approximately $257 million.

In March 2002, the Company completed the purchase of the 50% of the National Post it did not already own for nominal consideration in the form of cash and agreements and undertakings. In October 2001, the Company sold its interest in CKVU (Vancouver) and received cash proceeds of approximately $133 million. In September 2001, the Company sold its 70% interest in CFCF (Montreal) for cash proceeds of $87 million. In August 2001, the Company sold its 50% interest in ROBTv for cash proceeds of $30 million.

In May 2001, the Company concluded the private placement of approximately $720 million in 10-year senior subordinated notes bearing a coupon of 10 5/8%, replacing interim financing arrangements.

In May 2001, through an amalgamation of subsidiaries, the Company acquired the 29.34% minority interest in CanWest Broadcasting Ltd. (“CBL”) which owned Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK) in exchange for Series 2 preference shares of CanWest. CanWest has the option — exercisable for twelve months following the completion of the determination of value of the net sale proceeds of CKVU — to redeem the Series 2 preference shares for cash, or to convert the Series 2 preference shares into subordinate voting shares. The Company expects the redemption or conversion to occur within the next fiscal year. The redemption or conversion price, as the case may be, will be determined in accordance with a formula based on after-tax proceeds from the sale of CKVU, the value of the Manitoba and Saskatchewan television stations, and certain other factors, and has not yet been finally determined, but it is estimated by the Company to be $54.7 million. The former minority shareholders of CBL have commenced a lawsuit against CanWest and certain of its subsidiaries. See Notes 10 and 17 to the consolidated financial statements.

In March 2001, the Company completed a series of transactions through which Granada Media acquired a 45% interest in TV3 (Ireland). While the Company retains a 45% interest in TV3, control of its board of directors is shared with Granada Media.

In November 2000, the Company acquired CanWest Publications for an aggregate purchase price of approximately $3.1 billion, including certain costs associated with the transaction, and subject to adjustment for working capital. In May 2000, the Company acquired a 72% equity interest in New Zealand’s RadioWorks through a series of purchases on the New Zealand Stock Exchange and, in January 2001, acquired its remaining shares. The aggregate acquisition cost of RadioWorks was $74 million.

In 1997 and 1998, the Company acquired approximately 44% of WIC Western International Communications Inc. (“WIC”). On March 31, 2000, the Company completed a series of transactions with the other shareholders of WIC, which resulted in the division of WIC’s broadcasting, distribution and other businesses among certain of that company’s shareholders. Through these transactions, the Company acquired all of WIC’s shares and retained all of WIC’s broadcast television stations, as well as a 50% interest in ROBTv and certain other assets. The aggregate acquisition cost for the WIC assets acquired was approximately $861 million.

TRENDS

The Company historically derives more than 80% of its revenues from advertising in Canada. For that reason, the Company’s results typically reflect overall activity in the economy. Although advertising markets in North America and throughout the world were affected by the slowing economy, results for the fourth quarter confirm that the Canadian economy continues to improve with a more rapid resumption of economic growth than in other major economies. The rebound in advertising revenues in Canada has been stronger than in the United States or Europe, where spending on advertising continues to grow more slowly.

Feedback from both television and newspaper advertising markets suggest that the improvement in operating results evident in the latter half of fiscal 2002 should continue through the next fiscal year. Bookings for the first quarter of 2003 and into the rest of the fiscal year indicate a sustained strengthening of television and print advertising.

CanWest’s Canadian television stations and metropolitan newspapers are generally the highest rated in prime time and most read papers in their respective markets. In management’s opinion, these attributes enable the Company to sustain its levels of revenue more successfully than its competitors.

APPLICATION OF ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The consolidated financial statements include the Company’s accounts and the accounts of its subsidiary companies.

The preparation of financial statements in accordance with Canadian GAAP requires the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

In addition, management estimates ultimate revenue from film and television program to determine amortization and fair values of investments in film and television programs. Actual revenues may differ from these estimates.

In September 2001, the Company, consistent with CICA guidelines, adopted new accounting policies related to accounting for goodwill and intangibles. Goodwill and indefinite life intangibles are no longer amortized and are subject to an annual value

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

impairment test. As a result, the Company recorded a write down of $76 million related to Network TEN’s investment in Eye Corp., $45 million of which was charged to retained earnings at September 1, 2001. In September 2001, the Company adopted recommendations of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants related to “Accounting by Producers and Distributors of Films” (SOP 00-2). As a result of this change, an adjustment of $125 million was charged to opening retained earnings at September 1, 2001.

During 2001, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to accounting for income taxes. A description of the impact of these changes in accounting policies, and a discussion of new accounting standards of the CICA which impact the Company, is provided in Note 1 to the Consolidated Financial Statements for the years ended August 31, 2002 and 2001.

The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company’s interest in the net earnings (before interest on subordinated debentures) of Network TEN is included in the Company’s consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by any interest on subordinated debentures and dividends received by the Company.

In fiscal 2001, the Company accounted for its 50% interest in the National Post using the equity method. In September 2001, the Company assumed control of the National Post and, thereafter, the Company has consolidated its interest in the National Post.

As a result of the restructuring effective March 31, 2001, the Company changed the accounting for its 45% interest in TV3 Ireland to proportionate consolidation.

THE COMPANY

Fiscal 2002 Compared to Fiscal 2001
The Company’s results were significantly impacted by acquisitions and divestitures in 2002 and 2001. Accordingly, the following discussion includes references to pro forma results. Pro forma results reflect the following transactions as if they had occurred at the beginning of 2001:

•	the acquisition of CanWest Publications including online operations in November 2000;
•	the reorganization of the Company’s interest in TV3 Ireland in March 2001;
•	the acquisition of the remaining 50% interest in the National Post effective March 2002; and,
•	the sale of CKVU effective August 2001.

The following is a reconciliation of actual revenue and EBITDA to pro forma revenue and EBITDA for the year ended August 31, 2001:

	Revenue	EBITDA[1]
	$000	$000

As reported	1,944,775	441,071
CanWest Publications	269,717	87,256
Online operations	1,804	(3,214)
National Post	152,350	(64,869)
TV3 Ireland	(10,735)	(1,014)
CKVU	(68,170)	(21,245)

Pro forma	2,289,741	437,984

[1]	EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net income (loss), EBITDA is a useful supple-mental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The Company reported consolidated revenues of $2,273 million for the year ended August 31, 2002, an increase of $328 million from the actual revenues reported for the previous year, but a decline of $17 million from pro forma revenues of $2,290 million.

The increase in actual revenue was primarily attributable to the inclusion of twelve months of Publications results in 2002 compared to only nine and a half months in 2001. Pro forma revenues reflect solid increases in Canadian television revenues offset by decreased revenues in Publications and Fireworks Entertainment.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $299 million to $1,802 million as a result of the inclusion of a full year of the Publications results. On a pro forma basis, operating expenses (including selling, general, and administrative expenses) decreased $49 million, 3% from $1,852 million in the previous year, reflecting expense reductions in Publications offset by increased expenses in Canadian television operations.

Consolidated operating profits (EBITDA) increased by 7% to $470 million, from $441 million last year. The increase in actual operating profit is the result of the inclusion of twelve months of Publications results partially offset by a reduction due to the sale of CKVU. On a pro forma basis, operating profit increased by 7% over $438 million last year, primarily due to reductions in losses of the National Post.

Actual revenues from Canadian television were down slightly to $688 million from $701 million recorded in the previous year. This was due entirely to the sale of CKVU (Vancouver) effective August 31, 2001. On a pro forma (same station) basis, Canadian television revenues increased by 9% compared to $633 million in fiscal 2001. BCTV was a substantial contributor to the growth in revenue in fiscal 2002, as a result of an additional 40 hours per week of airtime inventory being available for sale following it’s disaffiliation with the CTV network. Operating expenses at Canadian television increased by 5% to $493 million dollars, compared to $472 million in fiscal 2001. On a pro forma basis, which excluded operating expenses associated with CKVU in the previous year, the increase in operating expenses was 16% compared to fiscal

2001. The year-over-year increase reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance. Examples include securing a new season of the top-ranked Survivor series, PGA golf and “big event” programming for the Company’s CH stations.

In addition, as part of the CRTC approval, CanWest made substantial investments in local programming at the CH stations in Victoria and Hamilton, which included enhanced news programming and daytime programming. The additional investments resulted in a 6% decline in EBITDA for Canadian television operations to $195 million, from $208 million on a pro forma basis the year before.

The Company’s conventional television operations in Canada continued to be the market leaders in prime time ratings. Outside of high profile sports events, Global Television ranked number one in the country’s largest English speaking markets, with 8 of the top 10 shows in Toronto and 17 of the top 20 shows in Vancouver.

Revenues increased by 27% at Prime, the Company’s top-rated specialty cable channel, to $25 million from $19 million in fiscal 2001. The increase was attributable to a 44.9% increase in advertising sales revenue over the previous year, and an increase in the subscriber base of 6.6% over the previous year.

The Company launched six specialty digital channels in September 2001. Five of the new channels ranked in the top ten of the 47 new digital channels that went on air at that time. At the close of the fiscal year, the Company’s portfolio of Canadian digital channels had approximately 2,000,000 subscribers. Revenue from the specialty digital channels for the eight months following the end of the free preview period was $4 million, with expenses of $8 million, resulting in an operating loss of $4 million.

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

Global Television launched a new national news service during fiscal 2001 and attracts a substantial number of Canadian television viewers. According to the Broadcast Bureau of Measurement, an average of 773,000 adult Canadians, 18 years or older, tuned into Global National with Kevin Newman in the fall of 2001. By the spring of 2002, Global National with Kevin Newman had increased its adult audience to 802,000, overtaking the late evening CBC National newscast with Peter Mansbridge in numbers of viewers.

Publications group revenues for fiscal 2002, including the National Post, were $1,264 million, a decline of 6% from the pro forma revenues of $1,340 million for the previous year. Newspaper revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and the lingering effects of a slowdown in overall advertising markets that began in April 2001. However, the decrease in advertising linage slowed and reversed through fiscal 2002. During the last four months of fiscal 2002, revenues were ahead of the corresponding months of the previous year. Consistent with the prior year, approximately 78% of newspaper revenues are derived from advertising, while circulation represents about 17% of the total.

Compared to last year, on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company’s newspaper operations declined by 11% to $972 million as a result of restructuring at the National Post and reduced manning at other newspapers, and an overall drop of 14% in average newsprint costs during the year. Operating costs include the start-up costs associated with the launch of the Reach Canada customer contact centre in Winnipeg which deals with customer service calls for all major newspapers in the group. EBITDA for the newspaper group increased by 18% to $292 million, from the $246 million recorded the previous year on a pro forma basis.

In August 2002, the Company sold a number of newspapers and related assets to G.T.C. Transcontinental Group Ltd. for aggregate cash proceeds of $257 million. The Company determined that these newspapers, which included eleven smaller market daily papers and certain community papers in Atlantic Canada and Saskatchewan, were not central to its multi-platform sales, content and promotion strategy. The newspapers and related assets included in the transaction generated approximately $95 million in revenue and $30 million in EBITDA in fiscal 2002.

The Company’s online operations achieved a significant improvement in EBITDA, cutting losses from $19 million in the previous fiscal year to $7 million in the current year on a pro forma basis. These operations include the web portal, canada.com, and other web based operations. Online revenues for the fiscal year decreased by $1 million to $7.4 million compared to the previous fiscal year on a pro forma basis. The Company achieved substantial efficiency gains, cutting operating expenses to $14 million from $28 million in the previous year on a pro forma basis as a result of technical and physical integration of its online properties.

Revenue from Fireworks Entertainment decreased to $157 million from $182 million recorded the previous year. Operating expenses at Fireworks also declined to $158 million from $168 million the previous year, producing an operating loss of $1 million compared to an operating profit of $14 million in the previous year.

Weak demand for television programming in Europe affected Fireworks’ distribution revenues, particularly in the fourth quarter. Entertainment revenues are also affected significantly by the timing of program and feature film releases which was another significant contributor to the revenue decline experienced in fiscal 2002.

Current action series including Andromeda, now in production for its third season, and Mutant X, in production for its second season, continue to be well received in the US and international markets. Following the end of the year, Fireworks launched several new television projects, including Adventure Inc., Black Hole High, and A Wrinkle in Time.

Recent award-winning feature films for which Fireworks has secured international distribution rights include The Believer and An American Rhapsody. Other feature film projects now or soon-to-be released include The Man from Elysian Fields with Andy Garcia and Mick Jagger, Me Without You, and Rain.

CanWest’s 45% share of revenues at TV3 in the Republic of Ireland increased 39% to $28 million from $20 million the previous year. CanWest’s share of TV3’s EBITDA was $8 million, more than three times the level of the previous year. Ratings were up 13% in prime time viewing hours, with an 18% growth in all-day ratings at TV3. Improved ratings for locally produced programming, as well as the inclusion of top-rated entertainment programming from Granada Media, contributed substantially to the continued growth at TV3.

Revenues from TV3/4 New Zealand in fiscal 2002 increased by 18% to $69 million from $58 million the previous year. In local currency revenues increased by 9% to NZ$100 million from NZ$92 million in 2001. EBITDA also improved, from an EBITDA loss of $9 million in fiscal 2001 to an EBITDA loss of less than $2 million for the year ended August 31, 2002. Results from New Zealand have been translated at an average exchange rate of $0.6910, an increase of 8% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming.

TV3 gained two points in ad market share to 25% compared to a 23% ad market share in the previous fiscal year. In the last quarter of the year, TV3 achieved the highest share in Auckland, New Zealand’s largest city, with an audience market share of 32.

CanWest Radio in New Zealand continued to make steady progress, increasing both its revenues and EBITDA. EBITDA grew by 14% to $16 million from $14 million in the previous year on revenues of $61 million. It recorded operating expenses of $44 million, a 4% reduction in costs from the previous year.

Financing costs were $377 million for the year ended August 2002, compared to $357 million in the previous year. The increase reflects a full twelve months of financing costs related to the acquisition of the publications properties which occurred late in the first quarter of last year, resulting in only nine and one-half months of the carrying cost associated with the acquisition, partially offset by reduced interest rates and debt repayments in 2002.

Amortization of intangibles and goodwill was reduced to $18 million in 2002, compared to $90 million in the previous year as a result of the adoption of the new accounting policy under which goodwill and indefinite life intangibles are no longer amortized. Amortization of property and equipment increased to $75 million from $61 million as a result of the acquisition of the publishing properties.

In 2002, the Company had investment gains, net of losses on write down of investments, of $32 million. This is comprised of a gain of the sale of CKVU of $68 million, a gain on the sale of Atlantic Canada and Saskatchewan community newspapers of $49 million offset by write downs of $86 million as a result of non temporary declines in fair value of other investments. In the previous year, the net investment gain was $29 million.

The provision for income taxes was $7 million in 2002, compared to a tax recovery of $59 million in 2001. The effective tax rate

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

of 24% is significantly lower than the Company’s statutory rate of 38%, primarily as a result of the non-taxable portion of gains. The previous year’s recovery included a future income tax recovery of $71 million due to reductions in federal and provincial income tax rates enacted during 2001.

In 2002, the Company recorded a recovery from minority interest of $4 million, compared to a charge of $3 million in the prior year. In 2002, the credit is related to the minority interest in the National Post from September 1, 2001 to March 2002. In the prior year the charge related to the minority interest in Radio Works to January 2001.

The Company’s interest in the loss of Network TEN for the year was $12 million, compared to income of $53 million the previous year. The Company’s share of earnings before TEN’s investment losses and write downs was $44 million in 2002, compared to $37 million in 2001, a $7 million, 19% increase. In 2002, our share of TEN’s non-recurring charges included a one-time income tax settlement of $17 million, a goodwill impairment loss related to Eye Corp. of $30 million, and a $9 million write down of investments to fair value. In the prior year, the Company’s share of non-recurring charges included gains on sale of investments of $29 million offset by a loss on the write down of the SCAPE investment of $13 million. Results from TEN have been translated at an average rate of $0.8311, up 4% from the average rate of exchange in 2001. See detailed discussion of Network TEN below.

The Company’s interest in losses of equity accounted affiliates was $2 million for 2002, compared to $14 million in 2001. The 2001 loss is primarily comprised of the Company’s share of the National Post losses. In 2002, the National Post was consolidated.

The Company incurred a $1 million loss from currency translation, realized on distributions declared by Network TEN in 2002, compared to a $7 million loss in 2001. Net earnings for the year were $13 million, or $0.07 per share, compared to $47 million, or $0.27 per share in 2001. Adjusted earnings per share for 2001, excluding the amortization of goodwill and indefinite life intangibles, were $0.68 per share.

Fiscal 2001 Compared to Fiscal 2000

Consolidated revenue increased by $1,213 million, or 166%, to $1,945 million for the year ended August 31, 2001, from $732 million in the previous year. This increase was primarily due to the acquisitions of WIC in March 2000, RadioWorks in May 2000 and CanWest Publications in November 2000.

Total operating expenses (including selling, general and administrative expenses) before amortization, increased by $916 million, or 156%, to $1,504 million for the year ended August 31, 2001, from $587 million for the same period in 2000. This increase was primarily related to the acquisitions of WIC, RadioWorks and CanWest Publications.

EBITDA increased by $297 million, or 205%, to $441 million for the year ended August 31, 2001, from $145 million in the previous year. The increase was primarily attributable to the acquisitions of WIC, RadioWorks and CanWest Publications (excluding the National Post). EBITDA of RadioWorks and CanWest Publications (excluding the National Post) for the period were $10 million and $224 million respectively. Offsetting the effect of these acquisitions were declines in EBITDA from Global Television Network on a same station basis and declines in EBITDA from TV3 and TV4 in New Zealand.

In Canada, revenue from television operations increased $211 million, or 43% for the year, to $701 million from $490 million in fiscal 2000. This increase was due to higher airtime revenue of $236 million as a result of the contributions from the former WIC stations. Revenue from Global Prime increased $5 million, or 37%, from the same period in 2000. On a pro-forma, same station basis, revenue from conventional television decreased $19 million, or 27%. This decline was primarily the result of the 2000 Olympics, which were broadcast on a competing network and delayed the commencement of the fall programming schedule.

For Canadian broadcast operations, total operating expenses before amortization increased by $149 million, or 46%, to $472 million, from $323 million in the prior year as a result of the acquisition of the WIC television stations.

Revenue from Fireworks Entertainment increased $70 million, or 63%, to $182 million in fiscal 2001 compared to $112 million in fiscal 2000. Several developments contributed to revenue growth, including the delivery of two new television series, Andromeda and Queen of Swords, the success of the feature film Rat Race and increased film and television program library sales — including from the Endemol library, which was acquired in August 2000.

Operating expenses for Fireworks Entertainment increased $64 million, or 62%, to $168 million for fiscal 2001, from $104 million in fiscal 2000, reflecting increased participation by Fireworks in various production and distribution projects.

In New Zealand, revenue from television operations decreased $15 million, or 20%, to $58 million for the year from $73 million in fiscal 2000. Results from New Zealand have been translated at an average rate of $0.638 compared to $0.713 last year, a decline of 11% in the exchange value of the New Zealand currency. Revenue in local currency decreased to NZ$92 million, or 10%, from NZ$102 million in the prior year. The decline was primarily a result of a generally soft market environment and the impact of the Olympics in September 2000.

In New Zealand, total operating expenses before amortization for television operations decreased $5 million, or 7%, to $67 million, from $72 million in the same period the prior year. The decline was mainly attributable to the depreciating value of the New Zealand dollar against the Canadian dollar. In local currency terms, total operating expenses before amortization increased to NZ$106 million, or 5%, from NZ$101 million in fiscal 2000.

Revenue from radio operations in New Zealand increased $27 million, or 90%, to $57 million for the year, up from $30 million in fiscal 2000. The Company acquired 72% of RadioWork’s shares in May 2000 and the remaining 28% in January 2001. RadioWorks contributed $39 million to consolidated revenue in the year ended August 31, 2001. CanWest Radio NZ’s revenue in local currency was unchanged from the prior year.

Total operating expenses before amortization for radio operations in New Zealand increased to $43 million, or 85%, from $23 million in fiscal 2000. In local currency, the increase was NZ$34 million to NZ$67 million from NZ$33 million in the same period in the prior year. The increase was primarily the result of the RadioWorks’ acquisition. Total operating expenses before amortization for RadioWorks were NZ$45 million for the year ended August 31, 2001.

Revenue from TV3 Ireland increased $4 million, or 13%, to $31 million for the year ended August 31, 2001, from $27 million in the same period in fiscal 2000. In March 2001, the Company restructured its interest in TV3 Ireland. As a result, the accounting treatment was changed to a 45% proportionate consolidation from 100% consolidation in previous periods. Results from TV3 Ireland were converted to Canadian dollars at an average rate of $1.7167 for the 12 months, compared to $1.8243 for fiscal 2000, a 6% decline. On a local currency basis, TV3 Ireland’s total revenue grew 62% to Ire£24 million for the 12 months, from Ire£15 million for the same period in the prior year, as TV3 continued to build advertiser support.

TV3 Ireland’s total operating expenses before amortization decreased to $28 million, from $36 million for the same period last year, reflecting the change in accounting treatment from 100% consolidated to 45% on a proportionately consolidated basis. In local currency, TV3 Ireland’s operating expenses increased by Ire£3 million or 14% to Ire£23 million, from Ire£20 million in fiscal 2000.

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

Revenue of $918 million from the Company’s newspaper group (excluding the National Post) was included in operations for the period from November 16, 2000 to August 31, 2001. On a pro forma basis for the twelve months ended August 31, 2001, the newspaper group generated revenues of $1,188 million, compared to $1,192 million in the previous period. The decline reflected a weakening in the advertising market, which commenced in April 2001, following comparatively strong first and second quarters. Approximately 78% of Publications’ revenues were derived from advertising, while circulation revenues represented 17% of total revenue.

Total operating expenses before amortization of $694 million for the Company’s newspaper group were included in operations for the year ended August 31, 2001, representing the period following the November 16, 2000 acquisition. On a pro forma basis for the twelve months ended August 31, 2001, total operating expenses for the newspaper group were $876 million, which represented no material change compared to the same twelve months in 2000.

A 13% year-over-year increase in newsprint prices was offset by the consolidation of regional printing operations and other cost efficiency gains.

EBITDA losses from CanWest Interactive were $16 million for the fiscal year 2001 on revenues of $7 million. In the fourth quarter, EBITDA losses were reduced to $3 million, reflecting the significant progress achieved in reducing costs through the consolidation and integration of technical platforms under the canada.com brand.

Amortization, including amortization of broadcast licences, circulation, goodwill and capital assets, increased by $113 million to $156 million for the year ended August 31, 2001, from $44 million in the previous year. The increase is a result of the WIC, RadioWorks and CanWest Publications acquisitions. Financing expenses increased $303 million to $357 million for the year ended August 31, 2001, from $54 million in fiscal 2000. The increase reflected a higher level of debt outstanding as a result of the acquisitions of WIC in March 2000, Radio Works in May 2000, and CanWest Publications in November 2000.

Investment gains decreased $73 million to $29 million for the year ended August 31, 2001, from $101 million for the same period the previous year. For the year ended August 31, 2001, the Company recorded gains on the sale of investments of $8 million from the sale of publicly traded common shares of Alliance Atlantis Communications Inc., previously acquired for investment purposes, and of $21 million from the reorganization or the Company’s interest in TV3 Ireland. In fiscal 2000, the Company recorded a gain on the sale of its investment in publicly traded shares of CTV Inc. of $99 million. Dividend income included dividends from Ulster TV of $3 million for the year ended August 31, 2001, substantially unchanged compared to the previous year.

Recovery of income taxes increased $107 million to $59 million for the year ended August 31, 2001, from a charge of $48 million in the previous year. The provision for income taxes reflects a future income tax recovery of $71 million related to reductions in federal and provincial income tax rates enacted during 2001.

The net charge for minority interests increased by $5 million to $3 million, from a credit of $2 million in the same period last year. This increase was primarily the result of the depletion of the minority interest credit related to TV3 Ireland and the inclusion of a charge related to the 28% minority interest in RadioWorks until January 2001.

Interest in earnings from Network TEN declined $20 million, or 27%, to $53 million for the year ended August 31, 2001, from $72 million in the prior year. The decline was attributable to a reduction in revenue resulting from the impact of the 2000 Olympics, broadcast on a competing network, and a generally soft advertising market following the 2000 Olympics.

Network TEN and Village Roadshow discontinued SCAPE, their online partnership, in March 2001. As a result, Network TEN wrote off its investment in SCAPE in February 2001. The Company’s share of the loss amounted to $13 million. Partially offsetting these decreases were investment gains related to the sale of certain investments and other assets by Network TEN. The Company’s share of these gains was $29 million. Also affecting the result was a decline of 11% in the average rate of exchange of the Australian dollar.

The Company incurred a $7 million loss from currency translation realized on distributions declared by Network TEN in the year ended August 31, 2001, compared to a loss of $1 million in the previous year.

The Company incurred losses from equity accounted affiliates of $15 million for the year ended August 31, 2001, representing the Company’s share of net earnings from CFCF and ROBTv of $2 million offset by its 50% share of losses for the National Post.

Net earnings decreased $131 million, or 74%, to $47 million for the year ended August 31, 2001, compared to $178 million in the same period last year.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

FOR THE THREE MONTH PERIODS ENDED (UNAUDITED)
(IN THOUSANDS OF DOLLARS, EXCEPT AS NOTED)

	2002				2001

	31-Aug	31-May	28-Feb	30-Nov	31-Aug	31-May	28-Feb	30-Nov

Revenue	484,059	617,014	529,130	642,580	508,382	585,467	514,950	335,976
Operating profit before amortization (EBITDA)	52,512	154,829	91,875	171,090	65,772	158,260	113,448	103,591
Amortization of intangibles and goodwill	4,375	4,375	4,375	4,375	23,904	27,339	24,648	14,268
Other amortization	21,129	20,793	20,580	18,822	19,076	17,217	19,034	10,478
Interest in earnings (loss) of Network TEN	(34,003)	7,989	(5,243)	19,442	34,819	4,969	(4,411)	17,190
Net earnings (loss)	(104,144)	30,688	(21,660)	108,134	(37,048)	32,192	10,473	41,016
Adjusted net earnings (loss)[1]	(104,144)	30,688	(21,660)	108,134	(17,922)	47,123	32,463	55,518
Cash flow from operations[2]	18,228	80,354	99,388	79,761	(9,436)	76,150	109,167	49,083
Earnings per share
Net earnings (loss) per share
Basic	($0.59)	$0.17	($0.12)	$0.61	($0.21)	$0.18	$0.06	$0.26
Diluted	($0.59)	$0.17	($0.12)	$0.60	($0.21)	$0.18	$0.06	$0.26
Adjusted net earnings (loss) per share[1]
Basic	($0.59)	$0.17	($0.12)	$0.61	($0.10)	$0.27	$0.18	$0.36
Diluted	($0.59)	$0.17	($0.12)	$0.60	($0.10)	$0.26	$0.18	$0.35
Cash flow from operations per share[2]
Basic	$0.10	$0.45	$0.56	$0.45	($0.05)	$0.43	$0.62	$0.31
Diluted	$0.10	$0.44	$0.55	$0.44	($0.05)	$0.43	$0.61	$0.31

There were no extraordinary items reported in the last eight quarters.

[1]	Adjusted to exclude the amortization of goodwill and indefinite life intangibles.

[2]	Before changes in non-cash operating accounts and amortization of and investment in film and television programs.

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital and investment in and amortization of investment in film and television programs was $278 million for the year ended August 31, 2002, compared to $225 million for the previous year. Fireworks invested $63 million in film and television programs net of amortization during 2002, compared to $110 million in fiscal 2001.

Distributions of $61 million from Network TEN were included in cash flow from operations in 2002. As a result of losses incurred in 2002, Network TEN will not make a distribution of 2002 earnings. TEN has adopted a policy of interim and final dividends for 2003 which will allow for a distribution to be paid early in the 2003 calendar year.

Cash and short-term investments were $61 million at August 31, 2002, compared to $20 million as of August 31, 2001.

Capital expenditures were $53 million for the year ended August 31, 2002, compared to $50 million for the previous fiscal year. Capital spending in 2002 included investment spending related to the Company’s new printing plant in Montreal, and fit-out of the digital specialty operations, Reach Canada, the Company’s contact centre and the Company’s centralized business services and information technology units. Planned capital expenditures for fiscal 2003 amount to approximately $50 million, including $7 million related to the fit-out of the Company’s central services.

Proceeds from divestitures and the sale of investments, including CFCF, CKVU and community newspapers, amounted to $477 million during 2002. In September 2001, the Company suspended the payment of dividends in favor of debt reduction.

Long-term debt, including the current portion, decreased $402 million during the year ended August 31, 2002 to $3,510 million. The Company made principal payments during 2002 of $511 million, offset by the issuance of $106 million in junior subordinated notes in satisfaction of payment in-kind interest.

The total credit available under the Company’s senior credit facility is $2,397 million, of which the Company had drawn approximately $1,797 million as of August 31, 2002. The facility includes revolving and non-revolving tranches with terms ranging from 6 to 8.5 years. The senior credit facility is collateralized by certain assets of the Company. Scheduled repayments of the Company’s senior credit facility amount to $127 million in fiscal 2003. In addition, the Company has outstanding $720 million in senior subordinated notes maturing in 2011. The senior subordinated notes are guaranteed by certain subsidiaries.

Total leverage under the Company’s senior credit facility was 5.25 times EBITDA for the year ended August 31, 2002, compared to a covenant of 5.75 times.

On May 2002, the Company secured certain amendments to its senior secured credit facility which, under certain conditions, (1) allow greater flexibility to repay the junior subordinated notes, and (2) defer the scheduled step-down of the total leverage ratio from 5.75 times to 5.50 times until February 2004.

The Company has entered into currency and interest rate swaps with certain lenders under its senior indebtedness. The average cost of debt, including junior subordinated notes, after taking into account other financial instruments in place, was 10%.

At August 31, 2002 the junior subordinated notes payable were $949 million. These notes bear interest at 12 1/8% and mature in 2010. At the Company’s option, interest payments to November 2005 may be paid in cash, by the issuance of additional notes or, subject to conditions, by the issuance of non-voting shares of the Company.

At August 31, 2002, Fireworks Entertainment had term loans outstanding in the amount of US$17 million with maturity dates in 2003, collateralized by rights to certain film and television programs, including an assignment of related accounts receivable. In October 2002, Fireworks closed a US$110 million stand-alone credit facility with a syndicate of lenders. This facility was used to repay existing debt financing and to finance future growth. The facility is a three year revolving facility secured by all assets of Fireworks Entertainment Inc. The loan bears interest at floating rates of LIBOR + 2.25% to 3.5%.

The Company’s primary market risk exposures are interest rate and currency exchange rate risk. The Company is exposed to interest rate risk and currency exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed-rate debt to long-term debt, the Company uses interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross-currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has fully hedged the currency exposure on all of its U.S. dollar denominated debt, and has fixed the interest rate for the majority of its floating rate debt by entering into a combination of cross-currency swaps and interest rate swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposure is to variations in the Australian dollar relative to the Canadian dollar as a result of its investment in Network TEN. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates.

Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and its potential obligation to redeem Series 2 preference shares.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of senior debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under the senior credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

NETWORK TEN

The Company has a 57.5% economic interest in Network TEN, one of Australia’s three non-government owned national television broadcast networks. While Network TEN’s results are not consolidated into the Company’s financial statements, the Company receives interest payments under Network TEN’s outstanding subordinated debentures, all of which are owned by the Company and dividend payments in respect of the Network TEN shares owned by the Company.

Set forth below is a discussion of Network TEN’s results of operations without giving effect to the Company’s proportionate interest in Network TEN.

Fiscal 2002 Compared to Fiscal 2001

Network TEN television operations in Australia reported a record year in terms of revenues after significant ratings gains for its prime time schedule in both its target demographic of 16-39 year olds and other audience categories. Total revenues increased by 16% to A$587 million, from A$506 million the previous year. This included a record fourth quarter for the television operations of the company.

Operating expenses of the Australian television operation increased by A$60 million, or 17%, to A$416 million for the year ended August 31, 2002, from A$356 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included the most watched Australian program, Big Brother, and sports programming with wide audience appeal, such as the AFL games.

EBITDA increased by A$22 million, or 15%, to A$172 million for the year ended August 31, 2002, from A$150 million for the same period in the previous year.

Revenue’s from Eye Corp., TEN’s out-of-home operation, increased by A$30 million, or 59%, to A$80 million for the year ended August 31, 2002, from A$50 million the previous year, which included only eight months of Eye Corp. results.

Operating expenses at Eye Corp. increased by 67% to A$78 million, from A$47 million the previous year due to the inclusion of a full year of Eye Corp. results in 2002 compared to eight months in 2001.

EBITDA of Eye Corp. decreased to A$2 million from A$4 million the previous year.

Shortly before the end of the fiscal year, Network TEN acquired the remaining 40% of Eye Corp. for A$10 million. The potential for growth and profits in the out-of-home market remains substantial, but the difficult advertising environment at this time has affected the out-of-home industry more than other media. Acquisition of full ownership and control of the company will enable TEN to make the necessary realignments of management and strategy to realize further efficiencies.

In 2002, Network TEN recorded an investment loss of A$20 million related to the write down of other investments to fair value. In 2001, Network TEN had a net investment income of A$35 million.

As a result of the adoption of new accounting policies under Canadian GAAP no amortization of goodwill and indefinite life intangibles was recorded. In the previous year, amortization of A$14 million was recorded. In 2002, Network TEN recognized a goodwill impairment loss of A$168 million related to its investment in Eye Corp. In accordance with the new accounting policy, A$102 million was recorded as a charge against opening retained earnings, and A$66 million charged against 2002 earnings. The decline in fair value is attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

Financing expenses, excluding interest in respect of subordinated debentures, increased to A$27 million from A$18 million in the previous year, reflecting higher debt levels.

Income tax expense increased to A$71 million in 2002, compared to A$24 million in 2001 as a result of increased taxable income, as well as the A$36 million settlement with the Australian Tax Office, as described in the following section.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased to a loss of A$23 million for the year ended August 31, 2002, from earnings of A$123 million in the previous year.

Fiscal 2001 Compared to Fiscal 2000

Total revenues increased A$7 million, or 1%, to A$556 million for the year ended August 31, 2001, from A$548 million. Revenues of A$50 million from Eye Corp., in which Network TEN acquired a 60% controlling interest in December 2000, offset declines in television revenues.

Operating expenses before depreciation and amortization increased A$54 million, or 15%, to A$406 million for the year ended August 31, 2001, from A$353 million for the previous year. The increase is primarily attributable to the inclusion of A$47 million in Eye Corp. operating expenses, as well as increased operating costs associated with transmission of digital broadcast signals.

EBITDA decreased A$46 million, or 24%, to A$149 million for the year ended August 31, 2001, from A$195 million for the previous year.

Network TEN’s investment income totaled A$35 million for the year ended August 31, 2001. This included gains on sale of certain listed investments of A$57 million and sale of excess real property of A$7 million. These gains were partially offset by a loss of A$29 million resulting from the write-off of certain of Network TEN’s online investments, primarily the result of the discontinuance of its SCAPE joint ventures.

Amortization expenses increased by A$12 million, to A$25 million for the year ended August 31, 2001, from A$14 million in the previous year. This increase was primarily attributable to the additional amortization resulting from the acquisition of 60% of Eye Corp.

Financing expenses, excluding interest in respect of subordinated debentures, increased to A$18 million for the year ended August 31, 2001, from A$2 million in the previous year, reflecting higher debt levels.

Income tax expense decreased by A$10 million, to A$24 million for the year ended August 31, 2001, from A$34 million in the previous year, as a result of the reduction in earnings.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased by A$25 million, or 17%, to A$123 million for the year ended August 31, 2001, from A$148 million in the previous year.

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital decreased by A$37 million in the 12 months ended August 31, 2002 to A$94 million, compared to the previous year.

Capital expenditures for replacement of capital assets were A$32 million for the year ended August 31, 2002, compared to A$23 million in the same period last year. As required by its existing broadcast licence, Network TEN converted to digital signal transmission in January 2001. The total capital cost of the conversion is estimated at A$80 million, which will be expended over a five year period.

          MANAGEMENT DISCUSSION
          AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

In August 2002, Network TEN acquired the remaining interest in Eye Corp. that it did not already own for A$10 million.

In January 2002, Network TEN paid distributions aggregating A$139 million.

As a result of losses incurred in 2002, Network TEN will not make a distribution of 2002 earnings. TEN has adopted a policy of interim and final dividends for the 2003 fiscal year. This will allow a cash distribution to be paid early in the 2003 calendar year from earnings generated in the first half of fiscal 2003.

As of August 31, 2002, Network TEN had cash on hand of A$12 million, compared to A$22 million as of August 31, 2001.

Network TEN has a credit facility with a syndicate of banks providing for operating and term credit facilities in the aggregate amount of A$700 million. The credit facility is secured by a lien on substantially all of the assets of Network TEN and its subsidiaries. Outstanding loans under Network TEN’s credit facility totaled A$460 million on August 31, 2002.

A longstanding dispute between TEN and the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to CanWest was resolved in August 2002. As a result, the ATO will allow TEN to continue to deduct interest on its subordinated debentures until June 30, 2004. After that date, in accordance with new tax legislation in Australia that will come into effect on July 1, 2004, TEN will no longer be entitled to tax deductions for interest in respect of the subordinated debentures. The settlement resulted in a non-recurring income tax expense of A$36 million in 2002.

REGULATORY STRUCTURE

Television broadcasting is a regulated industry in each of the countries in which CanWest operates. Depending upon the jurisdiction, the Company must meet varying requirements in respect of programming and advertising. All of the broadcasting licences held by the Company are in good standing and the Company is confident of its ability to continue to satisfy the conditions of licence of its various broadcast undertakings. During 2001, the Canadian conventional television licences were renewed for a further seven years, the maximum permitted term.

OUTLOOK

The recession, which remained entrenched through the first half of 2002, seems to have abated in most markets, with Australia and Canada recovering first, both registering robust economic growth, particularly in comparison to the United States. Results to date in fiscal 2003 and forward sales bookings in our Canadian and Australian television operations support management’s expectation that the positive trends in demand for advertising will continue in all markets in the coming year, and that it would be reasonable to anticipate a continuation of the improvement in operating results evident in recent months in Canada and at all of the Company’s international operations.

Integration of the newly acquired newspaper and interactive assets in Canada with the Company’s existing Canadian media assets is already well underway. Nevertheless, considerable additional scope remains to extract full value from the cost reduction and revenue enhancement opportunities available from combining television, newspaper and interactive assets on a national scale in Canada.

Over the past year, the Company has revamped its national and local sales organizations to take advantage of multi-platform sales opportunities. The Company has created a national promotions team to extract value from the cross-promotion of its various media. The Company also has strengthened its executive capacity to drive the integration of news and information content in order to enhance both the quantity and quality available for all our media outlets. Building on these initiatives will be top operating priorities in 2003.

Initiatives currently underway will provide the Company’s newspaper publishers with the means to improve overall information content with enhanced local reporting and access to more and better quality national and international reporting and quality features through the facilities of an expanded CanWest news service and national news network. The tremendous success of Global National with Kevin Newman, and the Global Sunday current affairs program also provide valuable platforms on which to build a more competitive television news and public affairs franchise. All of these initiatives will improve the competitive position of CanWest Canadian media operations and should contribute to improved earnings in future years.

Debt reduction remains the Company’s senior corporate priority. With a reduction of over $500 million in senior debt achieved over the past year, and with the expectation of improved operating results and significant additional potential to generate cash from the sale of other non-core assets, the Company anticipates a significant opportunity to reduce debt further in fiscal 2003.

Higher ratings and market shares of Canadian television operations at Global, as well as at the Company’s international operations, should contribute to continued increased revenues and EBITDA profits as advertising markets recover. In Canada investments in new programming such as PGA Golf, acclaimed mini-series such as Band of Brothers and continued strong performance from the prime time schedules should help Global and CH to remain the first choice among conventional television alternative for Canadian advertisers. The success of the Company’s new digital specialty channels, in particular Fox SportsWorld and LoneStar, have diversified the Company’s offering to Canadian advertisers and will become increasingly important as the number of subscribers to digital television services continues to grow.

In March 2003, the Company will add to that diversified offering with the inclusion of a jazz themed digital channel, COOL TV and the launch of CanWest’s first Canadian radio station COOL 99.1 FM in the Company’s home city of Winnipeg. The inclusion of radio and music-themed television programming will add to the range of multi-platform offerings to Canadian advertisers.

In sum, the combination of reduced unit costs, solid ratings performance in television, improving advertising markets for both television and newspapers, the immediate prospects are for sustained positive momentum in revenues and EBITDA. Further progress in the reduction of corporate debt should reduce interest costs, improve the Company’s balance sheet and contribute to higher profits going forward.

Differences Between Canadian GAAP and U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in Note 20 of Notes to the Consolidated Financial Statements for the years ended August 31, 2002 and August 31, 2001.

MANAGEMENT'S REPORT TO SHAREHOLDERS

The  accompanying financial statements were prepared by the management of the Company, which is responsible for the integrity and objectivity of the information contained therein. The statements have been prepared by qualified personnel in accordance with policies and procedures established by management. The Company’s procedures and related internal control systems are designed to provide assurance that accounting records are reliable and to safeguard the Company’s assets.

In management’s opinion, the consolidated financial statements fairly reflect the financial position of the Company, the results of its operations and cash flow, and are prepared in accordance with generally accepted accounting principles.

In addition to the consolidated financial statements, management has prepared unaudited combined financial information, which includes the accounts of the Company’s investment in Network TEN on a proportionately consolidated basis, which are supplementary to the consolidated financial statements. Management believes that the unaudited combined financial information provide additional meaningful information regarding the magnitude and impact of the Company’s investment in Network TEN.

PricewaterhouseCoopers LLP, as the Company’s external auditors, have audited the consolidated financial statements, and their report can be found on page 37. Their opinion is based upon an examination conducted in accordance with generally accepted auditing standards in Canada and a review of certain of the Company’s accounting policies and procedures and internal control systems. Based upon the evaluation of these systems, the external auditors conduct appropriate tests of the Company’s accounting records and obtain sufficient audit evidence to provide reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, none of the members of which are officers of the Company, meets at various times throughout the year and reviews the Company’s consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews reports prepared by the external auditors of the Company on the Company’s accounting policies and procedures and internal control systems. The Audit Committee recommends the appointment of the Company’s external auditors, who are appointed annually by the Company’s shareholders.

JOHN MAGUIRE
V.P. FINANCE AND
CHIEF FINANCIAL OFFICER
NOVEMBER 1, 2002

November 1, 2002	PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place
Suite 2300
Winnipeg Manitoba
Auditors’ Report	Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

To the Shareholders of
CanWest Global Communications Corp.

We have audited the consolidated balance sheets of CanWest Global Communications Corp. as at August 31, 2002 and August 31, 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

November 1, 2002

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated November 1, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CONSOLIDATED STATEMENTS OF EARNINGS

      FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000

Revenue	2,272,783	1,944,775
Operating expenses	1,244,263	1,121,392
Selling general and administrative expenses	558,214	382,312

	470,306	441,071
Amortization of intangibles and goodwill	17,500	90,159
Amortization of property, plant and equipment	74,654	60,565
Other amortization	6,670	5,240

	371,482	285,107
Financing expenses	(376,632)	(356,755)
Investment gains net of write-down of investments	32,043	28,630
Dividend income	3,241	2,952

	30,134	(40,066)
Provision for (recovery of) income taxes	7,108	(59,019)

Earnings before the following	23,026	18,953
Minority interests	4,330	(3,196)
Interest in earnings (loss) of Network TEN	(11,815)	52,567
Interest in loss of other equity accounted affiliates	(1,523)	(14,491)
Realized currency translation adjustments	(1,000)	(7,200)

Net earnings for the year	13,018	46,633

Net earnings per share
Basic	$0.07	$0.27
Diluted	$0.07	$0.27

The notes constitute an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

	2002	2001
	$000	$000

ASSETS
Current Assets
Cash	61,090	19,489
Accounts receivable	470,246	475,618
Income taxes recoverable	33,334	—
Inventory	19,836	30,817
Investment in film and television programs	98,096	96,385
Future income taxes	30,013	33,243
Other	13,726	17,840

	726,341	673,392
Investment in Network TEN	4,494	107,210
Other investments	162,361	415,413
Investment in film and television programs	317,176	355,994
Property, plant and equipment	679,224	707,811
Other assets	103,975	130,966
Intangibles	1,096,458	1,080,412
Goodwill	2,631,099	2,828,022

	5,721,128	6,299,220

LIABILITIES
Current Liabilities
Bank loans and advances	—	28,999
Accounts payable	164,988	131,542
Accrued liabilities	227,104	268,891
Income taxes payable	—	1,175
Film and television program accounts payable	64,834	45,084
Deferred revenue	60,596	75,970
Current portion of long term debt	172,753	116,500

	690,275	668,161
Long term debt	3,337,163	3,795,262
Other accrued liabilities	86,217	88,809
Future income taxes	431,562	440,992

	4,545,217	4,993,224

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,313
Contributed surplus	3,647	3,647
Retained earnings	317,376	475,053
Cumulative foreign currency translation adjustments	(41,534)	(69,017)

	1,175,911	1,305,996

	5,721,128	6,299,220

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the board

Director

Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

      FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000

Retained earnings — beginning of year, as previously reported	475,053	529,112
Adjustment for adoption of new accounting pronouncements	(170,695)	(5,164)

Retained earnings — beginning of year, as adjusted	304,358	523,948
Net earnings for the year	13,018	46,633
Dividends
Cash	—	(49,003)
Stock	—	(46,525)

Retained earnings — end of year	317,376	475,053

The notes constitute an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

	2002	2001
	$000	$000

CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	13,018	46,633
Items not affecting cash
Amortization	108,765	166,979
Interest paid in kind	105,790	75,947
Future income taxes	11,209	(97,281)
Interest in (earnings) loss of Network TEN	11,815	(52,567)
Interest in loss of other equity accounted affiliates	1,523	14,491
Minority interests	(4,330)	3,196
Realized currency translation adjustments	1,000	7,200
Investment gains net of write-down of investments	(32,043)	(28,630)
Write-off of deferred financing fees	—	17,900
Distributions from Network TEN	60,984	71,096

	277,731	224,964
Investment in film and television programs	(194,619)	(267,437)
Amortization of film and television programs	132,033	157,629
Other changes in non-cash operating accounts	(55,554)	(51,406)

	159,591	63,750

Investing activities
Acquisitions	—	(2,007,291)
Other investments	(5,187)	(1,733)
Proceeds from sale of other investments	87,000	65,596
Proceeds from divestitures	390,059	32,454
Purchase of property and equipment	(53,338)	(49,641)

	418,534	(1,960,615)

Financing activities
Dividends paid	—	(49,003)
Issuance of long term debt	3,255	3,903,291
Repayment of long term debt	(510,889)	(2,030,988)
Issuance of share capital	109	4,012
Net change in bank loans and advances	(28,999)	12,744

	(536,524)	1,840,056

Net change in cash	41,601	(56,809)
Cash and cash equivalents — beginning of year	19,489	76,298

Cash and cash equivalents — end of year	61,090	19,489

Cash flow per share
Basic	$1.57	$1.31
Diluted	$1.52	$1.31

The notes constitute an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, entertainment and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, community newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Entertainment segment includes the operation of Fireworks Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Corporate and Other segment includes the Company’s 57.5% economic interest in The TEN Group Pty Limited, which owns and operates Australia’s TEN Television Network (“Network TEN”) and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 20.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland from March 28, 2001, the date when it ceased to be a subsidiary and became a jointly controlled enterprise.

INVESTMENTS

The Company accounts for its investment in Network TEN, ROBTv (to the date of its sale on August 31, 2001) and CF Television Inc. (to the date of its sale on September 12, 2001), mentv and Mystery using the equity method. The Company’s accounting for its investment in The National Post Company is described in note 2.

Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of other investments is made when the decline in current market values is considered other than temporary.

INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

a) Broadcast rights
The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. Broadcast rights are carried at the lower of unamortized cost and net recoverable value based on discounted future cash flows.

b) Film and television programs

Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development, and acquired film and television program libraries. Costs of completed film and television programs include all production costs and capitalized interest, which are expected to be recovered from exploitation, exhibition or licencing. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company.

Costs of film and television programs in development represent expenditures made on projects prior to production, including investments in scripts. Advances or contributions received from third parties to assist in development are deducted from these costs. Upon commencement of production, development costs are reclassified to investment in film and television programs. Development costs are written off at the earlier of when determined not to be recoverable and three years following the year incurred. Costs of advertising and marketing are expensed as incurred.

Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until ultimate revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue includes estimates of secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company, and up to 20 years for acquired libraries.

The valuation of film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

FOREIGN CURRENCY TRANSLATION

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

PROPERTY AND EQUIPMENT

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2%	—	5%
Machinery and equipment	4%	—	33 1/3%
Leasehold and land improvements	2 1/2%	—	20%

INTANGIBLE ASSETS

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which represents the fair market value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of indefinite life intangibles is tested by comparing the fair value of the intangible asset to its carrying value.

GOODWILL

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Effective September 1, 2001, goodwill is not subject to amortization, whereas previously goodwill was amortized over a 40 year period. Goodwill is tested for impairment annually by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

PRE-OPERATING COSTS

Pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years.

REVENUE RECOGNITION

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Revenue derived from the sale or licencing of film and television program distribution rights is recognized when all of the following conditions are met: persuasive evidence of a sale or licensing arrangement exists; the film is complete and has been delivered or is available for immediate and unconditional delivery; the licence period has begun; the fee is fixed or determinable and collection of the fee is reasonably assured.

Amounts received or receivable and not yet recognized as revenue are included in deferred revenue.

INCOME TAXES

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on unremitted earnings of Network TEN are provided at rates applicable to distributions. Income taxes on unremitted earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

INVENTORY

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

PENSION PLANS AND POST RETIREMENT BENEFITS

The Company maintains a number of defined benefit and defined contribution pension plans. For the defined benefit plans, the pension expense is determined using the projected benefit method prorated based on service. For the defined contribution plans, the pension expense is the Company’s contribution to the plan. The Company also maintains post retirement benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees.

CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

PER SHARE CALCULATIONS

Basic earnings and cash flow per share are calculated using the daily weighted average number of shares outstanding. Cash flow is defined as cash flow from operations excluding amortization of film and programs, investment in film and television programs and changes in non-cash operating accounts.

Diluted earnings and cash flow per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

Basic earnings per share was calculated based on weighted average shares outstanding for 2002 of 176,957,000 (2001 — 171,421,000). The dilutive effect of outstanding stock options in 2002 is 27,000 shares (2001 — 130,000 shares). The dilutive effect of preference shares is 5,275,000 shares (2001 — 659,000 shares) resulting in a denominator for diluted earnings per share of 182,259,000 (2001 — 172,210,000). The Company had 1,721,000 options outstanding in 2002 which would have been anti-dilutive (2001 — 971,000 options).

STOCK-BASED COMPENSATION PLANS

The Company has share-based compensation plans as described in note 10. The Company utilizes the intrinsic value approach to accounting for stock-based compensation. No compensation expense is recognized for these plans when the options are issued. Any consideration paid by employees on exercise of stock options is credited to share capital.

The following are pro forma results as if the Company had applied the fair value based method of accounting for stock-based compensation.

The fair value of the options granted during 2002 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2001 — 2%), an expected volatility of 40% (2001 — 60%), risk free interest rates of 4.8% to 5.4% (2001 — 5.4% to 5.6%) and an expected life of 6 to 9 years (2001 — 6 to 9 years).

The total fair value of 233,458 stock options that were granted by the Company during 2002 was $1,542,300 (during 2001, 240,440 stock options were granted with a total fair value of $1,969,000). The proforma cost of stock compensation expense for the year ended August 31, 2002 would be $2,303,000 (2001 — $1,229,000). A value of $4,548,000 will be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings and diluted earnings per share for the year ended August 31, 2002 are $10,715,000 and $0.06 respectively (2001 — $45,404,000 and $0.26).

The effects of applying this method in the proforma disclosure are not indicative of future amounts. The Company’s proforma disclosure does not apply to awards prior to 1996, and additional awards in future years are anticipated.

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross-currency swaps at the rate implicit in the swap agreement.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

In addition, management estimates ultimate revenue from film and television programs to determine amortization and fair values of investments in film and television programs. Actual revenues may differ from these estimates.

CHANGES IN ACCOUNTING POLICIES

a) Income taxes
On September 1, 2000 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes, which replaced the deferral method with the asset and liability method of tax allocation. The Company has applied the change retroactively, restating prior years. The cumulative effect of the change on opening retained earnings at September 1, 2000 was a $5.2 million reduction.

b) Business combinations, intangibles and goodwill

In July 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Handbook Section 3062, Goodwill and Other Intangibles.

Under Section 1581, all business combinations initiated after June 30, 2001, must be accounted for as a purchase. In addition, the standards require classification of carrying amounts of goodwill and other intangibles related to purchase business combinations in accordance with the new definitions of intangibles. The standard requires intangibles assets to be recognized separately from goodwill if an asset arises from contractual or other legal rights, or is separable. These provisions are applicable to business combinations consummated after June 30, 2001 and for any recognized intangibles acquired in a business combination prior to July 1, 2001 when Section 3062 is first applied. This section was adopted by the Company on September 1, 2001 and applied prospectively.

On September 1, 2001, the Company adopted Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences, are no longer amortized. Circulation and other intangibles are amortized over periods from 5 to 40 years. As a result of applying the new standards, no impairment in intangibles with indefinite lives or goodwill have been identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp., resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income tax recoveries of $2.0 million) has been reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (see note 3).

This change in accounting policy has been applied prospectively commencing September 1, 2001. The tables below provide a reconciliation of previously reported 2001 earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

	2002	2001
	$000	$000

Reported net earnings for the year	13,018	46,633
Amortization of goodwill and indefinite life intangibles, net of tax of $11,975 for the year ended August 31, 2001	—	64,338
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	—	6,211

Net earnings for the year adjusted to exclude amortization expense recognized in 2001	13,018	117,182

Net earnings per share:
Reported net earnings
Basic	$0.07	$0.27
Diluted	$0.07	$0.27
Adjusted net earnings
Basic	$0.07	$0.68
Diluted	$0.07	$0.68

c) Accounting for film and television programs

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2, established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

The Company has retroactively adopted SOP 00-2 effective as of September 1, 2001. Prior years’ financial statements have not been restated, as the effect of the new policy on prior periods was not reasonably determinable. Accordingly, opening retained earnings for the year ended August 31, 2002 was reduced to reflect the cumulative effect of the accounting change in the amount of $125.4 million (net of income taxes of $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

The principal changes as a result of applying SOP 00-2 are as follows:

Cash outflows incurred to acquire, produce and develop film and television programs, which were previously presented under investing activities in the consolidated statement of cash flows, are presented under cash flows from operating activities.

Advertising and marketing participation costs, which were previously capitalized to investment in film and television programs and amortized using the individual film forecast method, are now expensed as incurred. This change resulted in a reduction of $26.0 million in investment in film and television programs and a reduction of $9.2 million in other assets.

Ultimate revenue includes estimates of revenue that are expected to be recognized from the exploitation, exhibition and sale of a film or program in all markets and territories, subject to certain limitations. These limitations include certain exclusions for estimates of secondary market revenue that were previously included by the Company in ultimate revenue. This change resulted in a reduction of $18.6 million to investment in film and television programs.

The valuation of investment in film and television programs is reviewed on a title-by-title basis when an event or change in circumstances indicate that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program, previously determined using an undiscounted expected future revenue approach, is now determined using management’s future revenue estimates and a discounted cash flow approach. A write-down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program. This change resulted in a reduction of $69.0 million in investment in film and television programs.

Development costs related to overall deals that cannot be identified with specific projects, which were previously capitalized, are now expensed as incurred. This change resulted in a reduction of $2.6 million in investment in film and television programs.

The effect of this change in accounting policy on the Company’s net earnings for 2002 is not readily determinable.

PROPOSED ACCOUNTING POLICIES

Foreign currency translation and hedging relationships
In November 2001, the Accounting Standards Board of the CICA approved amendments to Handbook Section 1650, Foreign Currency Translation, and a new accounting Guideline, Hedging Relationships. The amendments to Section 1650, applicable for the Company in fiscal 2003 with retroactive application, eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities and require the disclosure of exchange gains and losses included in net income. The Guideline, applicable for the Company in fiscal 2004, deals with the identification, documentation and designation and effectiveness of hedges. The impact of implementing these changes is not expected to be significant.

2. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post Company not already owned. The purchase price consisted of cash and other consideration in the form of agreements and undertakings, exchanged by the parties, which had a nominal value. In addition, the vendor agreed to provide $22.5 million to fund losses and cash requirements of The National Post Company to March 31, 2002. In September 2001, the Company assumed control of the National Post; therefore, the Company changed its method of accounting for the National Post to a consolidation basis from an equity basis.

b) In April 2001, through an amalgamation of CanWest Broadcasting Ltd. (“CBL”), the 29.34% minority interest in CBL was exchanged for 21,783 Series 2 preference shares of the Company, rendering CBL a wholly owned subsidiary. The redemption and conversion value of the shares is based on valuations which have not been finally determined and was estimated at $50.0 million. As at August 31, 2002, the estimated redemption and conversion value is $54.7 million.

c) In January 2001, the Company acquired the shares of RadioWorks that it did not already own. The cost to acquire this 28% interest was $21.8 million.

d) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

The Company partially financed the acquisition and refinanced certain existing credit facilities by entering into a new senior secured credit facility, of which the Company had drawn approximately $2.5 billion at closing. In addition, the Company issued US$425.0 million and $60.7 million in senior subordinated notes, and approximately $767.0 million in subordinated notes payable to Hollinger. The Company also issued 2.7 million Series 1 preferred shares and 24.3 million non-voting shares to Hollinger.

During the year ended August 31, 2002, the Company adjusted the allocation of the purchase price based on valuations of intangibles which were completed in the year. This resulted in an increase in mastheads, circulation and other intangibles, a reduction in goodwill and an increase in the future tax liability. The prior period was restated to reflect this reallocation.

The Company accounted for these acquisitions using the purchase method. As such, the results of operations reflect the revenues and expenses of the acquired operations since the dates of acquisition.

A summary of the fair value of assets acquired is as follows:

	2002	2001

	National Post[1]	CanWest Publications[2]	RadioWorks	CBL		Total
	$000	$000	$000	$000		$000
Current assets	50,257	324,382	—	—		324,382
Property, plant and equipment	12,436	537,053	—	—		537,053
Other investments	—	101,561	—	—		101,561
Other assets	—	67,412	—	—		67,412
Circulation and other intangibles	10,700	129,300	—	—		129,300
Newspaper mastheads and broadcast licences	35,000	330,000	—	25,466		355,466
Goodwill	62,987	2,101,619	16,928	—		2,118,547

Total assets	171,380	3,591,327	16,928	25,466		3,633,721

Current liabilities	(50,665)	(294,856)	—	—		(294,856)
Other accrued liabilities	—	(10,000)	—	—		(10,000)
Future income taxes	(14,600)	(158,587)	—	—		(158,587)
Minority interests	(22,500)	—	4,842 [3]	24,534	[3]	29,376

Total liabilities	(87,765)	(463,443)	4,842	24,534		(434,067)

	83,615	3,127,884	21,770	50,000		3,199,654

Consideration:
Cash	—	1,985,521	21,770	—		2,007,291
Shares	—	375,516	—	50,000		425,516
Note payable	—	766,847	—	—		766,847
Carrying value of The National Post Company investment at date of acquisition	83,615	—	—	—		—

	83,615	3,127,884	21,770	50,000		3,199,654

[1]	The remaining 50% interest at acquisition of control, September 1, 2001.

[2]	Including a 50% interest in National Post.

[3]	The allocation of consideration to minority interests represents the extinguishment of those interests.

DIVESTITURES

a) On August 7, 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

b) On October 31, 2001, the Company completed the sale of CKVU Sub Inc., and received proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed amounted to $84.1 million and $18.8 million, respectively.

c) On September 12, 2001, the Company completed the sale of CF Television Inc., and received proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed amount to $87.0 million and nil, respectively.

d) On August 31, 2001 the Company sold its 50% interest in ROBTv for $30.0 million. No gain or loss arose from this sale; assets and liabilities disposed amount to $30.0 million and nil, respectively.

e) On March 28, 2001, the Company restructured its controlling interest in TV3 Ireland through a series of transactions, which included: (i) the repayment by TV3 Ireland of loans made by the Company and another minority investor, (ii) the exercise of certain call options by the Company and (iii) the acquisition by Granada Media plc of a 45% interest in TV3 Ireland from the Company and another minority investor. The Company received cash, net of the call price and including repayment of loans made to TV3 Ireland of $32.5 million and recorded a gain on disposition of $30.7 million. The Company and Granada Media plc also entered into a joint venture agreement to jointly control TV3 Ireland. As a result, effective March 28, 2001, the Company began to proportionately consolidate its 45% interest in TV3 Ireland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

3. INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of Network TEN’s ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

	2002	2001
	$000	$000

Assets
Current assets	285,303	192,460
Other assets	4,825	7,893
Property, plant and equipment	71,875	61,967
Long term investments	2,188	17,516
Intangibles	246,305	245,721
Goodwill	49,304	215,615

	659,800	741,172

Liabilities and Shareholders’ Equity
Current liabilities	191,736	194,813
Other long term liabilities	442,975	251,390
Minority interest	—	54,433
Subordinated debentures issued to the Company	40,154	40,154
Share capital	40,146	40,146
Retained earnings (deficit)	(52,232)	177,251
Cumulative foreign currency translation adjustment	(2,979)	(17,015)

	659,800	741,172

OTHER CONSOLIDATED FINANCIAL DATA
	2002	2001
	$000	$000

Cash flow from operations[1]	75,000	105,000

Distributions paid	111,900	130,000

Capital expenditures	25,700	18,600

[1]	Cash flow from operations before changes in non-cash operating accounts.

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS
	2002	2001
	$000	$000

Revenue	555,653	445,179
Operating expenses	411,904	324,999

Operating profit before amortization	143,749	120,180
Amortization of intangibles and goodwill	—	10,802
Amortization of property, plant, equipment and other	15,130	9,329

	128,619	100,049
Investment income and gains of net losses on write-down investments	(17,221)	26,427
Financing expenses	(28,270)	(71,343)
Goodwill impairment loss[1]	(56,114)	—

	27,014	55,133
Provision for income taxes[2]	59,511	19,328

Earnings (loss) before the following	(32,497)	35,805
Minority interests	4,737	4,354
Interest in earnings of equity accounted affiliates	—	940

Net earnings (loss) for the year	(27,760)	41,099
Interest in respect of subordinated debentures held by the Company	5,370	56,697

Earnings (loss) for the period before interest in respect of subordinated debentures[3]	(22,390)	97,796

SUMMARY STATEMENTS OF RETAINED EARNINGS	2002	2001
	$000	$000

Retained earnings — beginning of year as previously reported	177,251	220,853
Adjustment for adoption of new accounting pronouncements[1]	(83,109)	—

Retained earnings — beginning of year as adjusted	94,142	220,853
Earnings (loss) for the year before interest in respect of subordinated debentures	(22,390)	97,796
Distributions paid	(123,984)	(141,398)

Retained earnings (deficit) — end of year	(52,232)	177,251

[1]	On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001, with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. has been determined on a discounted cash flow basis. The decline in fair value is attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

[2]	Network TEN had been in dispute with the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to the Company since 1997. Network TEN reached an agreement with the ATO during 2002. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense charge of A$36.2 million to Network TEN in the year ended August 31, 2002.

[3]	The Company’s economic interest in Network TEN’s earnings (loss) for the year ended August 31, 2002 is ($11.8) million (2001- $52.6 million).

At August 31, 2002 the Company’s share of undistributed earnings of Network TEN was nil, (August 31, 2001 — $101.9 million). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2002, was approximately $842 million (August 31, 2001 — $810 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

4. OTHER INVESTMENTS

	2002		2001

	Cost	Market Value[1]	Cost	Market Value[1]
	$000	$000	$000	$000

Investments in publicly traded companies — at cost
Ulster Television plc[2]	92,006	148,340	92,006	95,109
Other	59,160	52,355	118,741	73,781

	151,166	200,695	210,747	168,890

Investments in private companies — at cost	8,602		34,052
Investments — on an equity basis	2,593		170,614

	162,361		415,413

During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

[1]	Market values are based on quoted closing prices at August 31. The Company considers the excess of cost over market value to be a temporary decline in value, the result of short-term market volatility.

[2]	The Company’s 29.9% equity interest is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

5. INVESTMENT IN FILM AND TELEVISION PROGRAMS

	2002		2001

	Current	Long term	Current	Long term
	$000	$000	$000	$000

Broadcast rights[1]	98,096	23,172	96,385	8,335
Non-theatrical films and television programs:
Released[1]	—	112,297	—	109,312
Acquired library[1]	—	90,314	—	123,018
Programs in progress	—	50,779	—	52,929
Development costs	—	1,520	—	2,311
Theatrical films:
Released[1]	—	37,029	—	24,416
Acquired library[1]	—	661	—	979
Programs in progress	—	—	—	32,666
Development costs	—	1,404	—	2,028

	98,096	317,176	96,385	355,994

[1]	Net of accumulated amortization.

The Company expects that 51% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2003. The Company expects that 77% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2005. The Company expects that over 80% of the amounts of all such programming will be amortized by August 31, 2006. The Company expects that acquired libraries will be fully amortized in 18 years. The Company expects that $1.4 million of participation liabilities will be paid during the year ended August 31, 2003.

The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $250 million to $277 million.

In addition, the Company has entered into various agreements to acquire investments in film and television programs amounting to $17.5 million (US$11.2 million) (2001 — $55.7 million (US$36.0 million)). Subsidiaries of the Company have provided financial guarantees on certain credit facilities arranged for the acquisition of film and television programs. An amount of $17.7 million (US$11.4 million) (2001 — $18.6 million (US$12.0 million)) has been guaranteed, in addition to the guarantee of certain interest obligations on such facilities.

6. PROPERTY, PLANT AND EQUIPMENT

	2002

	Cost	Accumulated amortization	Net
	$000	$000	$000

Land	60,002	—	60,002
Buildings	170,302	36,630	133,672
Machinery and equipment	669,265	201,293	467,972
Leasehold and land improvements	29,293	11,715	17,578

	928,862	249,638	679,224

	2001

	Cost	Accumulated amortization	Net
	$000	$000	$000

Land	61,409	—	61,409
Buildings	212,497	35,426	177,071
Machinery and equipment	604,551	146,108	458,443
Leasehold and land improvements	18,550	7,662	10,888

	897,007	189,196	707,811

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

7. INTANGIBLES AND GOODWILL

	2002

	Cost	Accumulated amortization	Net
	$000	$000	$000

Intangibles
Finite life:
Circulation and other	140,000	26,972	113,028

Indefinite life:
Broadcast licences	706,031	81,091	624,940
Newspaper mastheads	365,000	6,510	358,490

	1,071,031	87,601	983,430

Total intangibles	1,211,031	114,573	1,096,458

Goodwill	2,753,967	122,868	2,631,099

	2001

	Cost	Accumulated amortization	Net
	$000	$000	$000

Intangibles
Finite life:
Circulation and other	129,300	9,471	119,829

Indefinite life:
Broadcast licences	726,574	89,481	637,093
Newspaper mastheads	330,000	6,510	323,490

	1,056,574	95,991	960,583

Total intangibles	1,185,874	105,462	1,080,412

Goodwill	2,958,716	130,694	2,828,022

a) The divestiture of CKVU resulted in decreases in broadcast licences and goodwill of $22.4 million and $44.8 million respectively.

b) Sale of community newspapers and related assets in Atlantic Canada and Saskatchewan resulted in a decrease of goodwill of $187.9 million.

c) Acquisition of the remaining 50% interest in the National Post resulted in a net increase of goodwill of $32.4 million.

d) Changes in the currency translation rates used to translate the balances of goodwill and broadcast licences resulted in net increases in the balances of $2.2 million and $10.3 million respectively.

e) The resolution of an income tax issue related to a period prior to an acquisition resulted in a $13.4 million reduction in goodwill.

f) Amortization of circulation and other intangibles was $17.5 million for the year ended August 31, 2002.

8. LONG TERM DEBT

	Interest Rate[1]	2002	Interest Rate[1]	2001
		$000		$000

Term bank loans[2]	9.73%	1,791,938	9.14%	2,286,018
Senior subordinated notes[3]	7.8%	705,700	9.08%	703,585
Term loans US$17,162 (2001 - US$26,329)[4]	4.04%	26,758	6.40%	40,691
Term and demand loan €21,375 (2001 - IRE£16,505)[5]	5.8%	32,686	5.32%	29,486
Term and demand loan (2001 - NZ$7,275)[6]	—	—	6.50%	4,938
Note payable due May, 2003[6]	3.7%	4,250	3.25%	4,250
Junior subordinated notes[7]	12.125%	948,584	12.125%	842,794

Long term debt		3,509,916		3,911,762
Less portion due within one year		(172,753)		(116,500)

Long term portion		3,337,163		3,795,262

[1]	The weighted average interest rate gives effect to interest rate swaps.

[2]	Credit facilities provide for revolving and term loans in the maximum amounts of $600,000,000 and $1,796,500,000 respectively. At August 31, 2002, the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$705,765,000 and had no amounts drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $1,796,500,000 term facilities decreases periodically until maturity between November 2006 and May 2009. Additional term facilities of $15,000,000, of which no amount was drawn at August 31, 2002, mature in August 2005. The loans bear interest at floating rates, and are collateralized by certain assets of the Company.

Up to $30,000,000 of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2002.

[3]	The senior subordinated notes mature on May 15, 2011, bear interest at 10.625% and include loans of US$425,000,000 and Canadian dollar loans of $60,724,000. Most of the Canadian dollar loans are held by the majority shareholder of the Company. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

[4]	Consists of term bank loans with maturity dates commencing October 2002 to December 2003. The debt bears interest at floating rates of LIBOR + 2.0% and is collateralized by the Company’s rights to certain film and television programs including an assignment of accounts receivable and all expected future revenues from exploitation of the financed film and television programs.

[5]	These credit facilities provide for demand bank loans at August 31, 2002 in the maximum amount of €47,500,000 (2001 — IRE£46,086,000). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

[6]	Note payable is due to a related party. The debt bears interest at prime less 2% and is unsecured.

[7]	The junior subordinated notes mature in November 2010, bear interest at a fixed rate of 12.125%, and are redeemable at par until May 2003. At the Company’s option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are collateralized by way of assets of certain subsidiaries of the Company. The notes include $104,676,928 in notes issued during 2002 in satisfaction of interest as well as an accrual of $9,977,511 for notes to be issued in January 2003, (2001 — $67,082,427 and $8,864,781 respectively).

The Company has entered into various cross-currency interest rate and interest rate swaps resulting in fixed interest costs on its senior indebtedness, in the principal amount of $1,796,500,000 at August 31, 2002 at rates ranging from 5.7% to 6.63%, plus a margin, for terms matching the maturity of the loans. (At August 31, 2001 the Company had fixed $1,884,000,000 at interest rates ranging from 5.7% to 6.73%, plus a margin.) In addition, the Company has entered into swaps resulting in floating rates on the US$425,000,000 senior subordinated notes.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long-term debt, based on terms existing at August 31, 2002 over the next five years, are:

		$000
Year ending August 31,	2003	172,753
	2004	141,190
	2005	166,113
	2006	204,800
	2007	192,027

In addition to the facilities described above, the Company has additional operating loan facilities payable on demand of NZ$5,000,000 at floating rates. As at August 31, 2002, the Company’s indebtedness under these facilities was NIL (2001 — $728,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

9. BUSINESS COMBINATION RESTRUCTURING ACCRUALS

At August 31, 2000, the Company had restructuring accruals of $113.1 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $75 million in required regulatory benefits, payable over a 6-year period, $12.5 million in severance costs, $10.0 million related to integration and rebranding of WIC and $15.6 million in other restructuring costs.

During 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities include the centralization of certain call centres, integration of the Company’s interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $23.8 million in involuntary severance costs, and $19.2 million in other restructuring costs.

In the year ended August 31, 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

For the year ended August 31, 2002, expenditures charged to the restructuring accruals were $43.9 million (August 31, 2001- $19.5 million). As at August 31, 2002, an aggregate balance of $99.7 million remains accrued for future expenditures.

10. CAPITAL STOCK

AUTHORIZED
Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors of the Company. Each series 1 preference share is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares were issued on the amalgamation of subsidiaries of the Company, including CanWest Broadcasting Ltd. and are held by the former minority shareholders of CanWest Broadcasting Ltd. Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at the option of the Company, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion. The Company’s articles of incoporation state that in the event the Company does not redeem or convert the series 2 preference shares within a period of twelve months following the date on which the sale proceeds of CKVU are conclusively determined, they will convert automatically. The Company expects the redemption or conversion of the series 2 preference shares to occur within the next fiscal year. Should the series 2 preference shares be converted, a significant dilutive effect would occur. The redemption price or conversion value of the shares is determined in accordance with a formula contained in the articles. The formula amount is based, among other things, on the proceeds of the sale of CKVU (net of costs and inherent tax), the revenues of the Manitoba and Saskatchewan television stations for the twelve months ending October 31, 2001, and the value of certain other assets. The redemption or conversion price has not yet been finally determined, but is estimated by the Company at August 31, 2002, to be $54.7 million.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation on wind up, and have no right to vote separately as a class.

ISSUED	2002	2001
	$000	$000

76,785,976 (2001 - 76,785,976) multiple voting shares	3,199	3,199
98,371,658 (2001 - 70,545,434) subordinate voting shares	816,418	419,583
1,903,401 (2001 - 29,308,918) non-voting shares	26,805	417,375
Nil (2001 - 2,700,000) Series 1 preference shares	—	6,156
21,783 (2001 - 21,783) Series 2 preference shares	50,000	50,000

	896,422	896,313

Changes in outstanding share capital during the two years ended August 31, 2002 were as follows:

	Number of shares	$000
MULTIPLE VOTING SHARE CAPITAL:
Balance — August 31, 2000	78,040,908	3,252
Changes pursuant to:
Conversion to non-voting shares	(1,254,932)	(53)

Balance — August 31, 2001 and 2002	76,785,976	3,199

SUBORDINATE VOTING SHARE CAPITAL:
Balance — August 31, 2000	69,395,035	394,050
Changes pursuant to:
Share purchase plans	69,502	836
Exercise of stock options	195,197	735
Dividend reinvestment plan	165,434	2,344
Stock dividend	760,917	18,050
Conversion to non-voting shares — net	(40,651)	3,568

Balance — August 31, 2001	70,545,434	419,583
Changes pursuant to:
Share purchase plans	6,077	66
Exercise of stock options	9,645	43
Redeemed fractions	(11)	—
Conversion from Series 1 preference share	405,000	6,156
Conversion from non-voting shares — net	27,405,513	390,570

Balance — August 31, 2002	98,371,658	816,418

NON-VOTING SHARE CAPITAL:
Balance — August 31, 2000	2,607,837	22,958
Changes pursuant to:
Shares issued as consideration in an acquisition	24,300,000	369,360
Conversion from multiple voting shares	1,254,932	53
Stock dividend	1,100,082	28,475
Dividend reinvestment plan	5,416	97
Conversion from subordinate voting shares — net	40,651	(3,568)

Balance — August 31, 2001	29,308,918	417,375
Changes pursuant to:
Redeemed fractions	(4)	—
Conversion to subordinate voting shares — net	(27,405,513)	(390,570)

Balance — August 31, 2002	1,903,401	26,805

SERIES 1 PREFERENCE SHARE CAPITAL:
Balance — August 31, 2000	—	—
Shares issued as consideration in an acquisition	2,700,000	6,156

Balance — August 31, 2001	2,700,000	6,156
Conversion to subordinate voting shares	(2,700,000)	(6,156)

Balance — August 31, 2002	—	—

SERIES 2 PREFERENCE SHARE CAPITAL:
Balance — August 31, 2000	—	—
Shares issued as consideration in an acquisition	21,783	50,000

Balance — August 31, 2001 and 2002	21,783	50,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

SHARE COMPENSATION PLANS

The Company’s board of directors has approved share compensation plans, the purpose of which is to provide employees and certain directors of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2002		2001

	Options	Average Price	Options	Average Price

Options outstanding, beginning of year	1,646,321	15.75	1,651,792	14.52
Changes pursuant to:
Options granted	233,458	11.52	240,440	14.66
Options exercised	(9,645)	4.30	(195,197)	3.77
Options expired	(50,866)	16.68	(50,714)	16.88

Options outstanding, end of year	1,819,268	15.24	1,646,321	15.75

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2002:

Year Granted	Exercise Price	Expiry Date	Number Outstanding	Number Exercisable

1993	$2.13	2003	9,651	9,651
1994	$3.53	2004	7,923	7,923
1995	$4.54	2005	12,024	12,024
1996	$7.12- $12.76	2006	551,870	551,870
1997	$14.07- $22.22	2007	150,466	150,466
1998	$22.67- $25.67	2008	149,332	140,050
1999	$18.70- $21.14	2009	62,783	41,557
2000	$16.00- $16.79	2010	411,551	170,644
2001	$12.03- $15.20	2011	233,138	52,505
2002	$8.14- $12.90	2012	230,530	158,106

			1,819,268	1,294,796

DIVIDEND REINVESTMENT PLAN
The Company has established a dividend reinvestment plan. Under the terms of this plan, shareholders may, under certain conditions, apply their cash dividends to the purchase of shares from treasury at a price equal to 95% of the average market trading price of the shares.

11. CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Irish, Euro, and United States currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2002	2001
	$000	$000

Deferred loss, beginning of year	69,017	87,728
Deferred foreign currency gain during the year	(26,483)	(11,511)
Realization of translation loss due to distributions	(1,000)	(7,200)

Deferred loss, end of year	41,534	69,017

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2002	2001
	$000	$000

Australian dollar	8,120	19,759
New Zealand dollar	40,266	55,467
Irish punt	—	(932)
Euro	272	—
United States dollar	(7,124)	(5,277)

	41,534	69,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

12. INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2002	2001
	$000	$000

Income taxes at combined Canadian statutory rate of 38.7% (2001 — 41.3%)	11,661	(16,547)
Non-taxable portion of capital gains	(17,049)	(11,716)
Non-deductible amortization expense	6,766	30,980
Effect of valuation allowance on future tax assets	3,090	2,490
Effect of foreign income tax rates differing from Canadian income tax rates	(1,924)	(995)
Effect of substantively enacted income tax rate change on future tax balances	—	(70,573)
Large corporation tax	3,250	1,788
Other	1,314	5,554

Provision for (recovery of) income taxes	7,108	(59,019)

An analysis of earnings (loss) before tax by jurisdiction follows:

	2002	2001
	$000	$000

Canada	9,463	(64,960)
Foreign	20,671	24,894

Earnings (loss) before tax	30,134	(40,066)

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2002	2001
	$000	$000

Current income taxes
Canada	(2,047)	30,859
Foreign	302	203

Net earnings (loss) before tax	(1,745)	38,262

Future income taxes
Canada	8,703	(94,819)
Foreign	150	(2,462)

	8,853	(97,281)

Provision for (recovery of) income taxes	7,108	(59,019)

Significant components of the Company’s future tax assets and liabilities are as follows:

	August, 31,

	2002	2001
	$000	$000

Future tax assets
Non-capital loss carryforwards	107,909	47,984
Accounts payable and other accruals	45,417	63,192
Pension and post retirement benefits	—	5,660
Less: Valuation allowance	(61,439)	(13,329)

Total future tax assets	91,887	103,507

Future tax liabilities
Tax depreciation in excess of book amortization	56,407	73,504
Pension obligations	14,823	—
Intangible assets	408,797	413,126
Other assets	13,409	24,626

Total future tax liabilities	493,436	511,256

Net future tax liability	401,549	407,749
Net current future tax asset	30,013	33,243

Net long term future tax liability	431,562	440,992

As at August 31, 2002 the Company had non capital loss carry forwards for income tax purposes of $408,061,000, that expire as follows:
2006 — $2,010,000, 2007 — $12,900,000, 2008 — $63,919,000, 2009 — $128,934,000, thereafter — $200,298,000.

13. STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2002	2001
	$000	$000

CASH GENERATED (UTILIZED) BY:
Accounts receivable	6,415	55,986
Broadcast rights	(25,733)	(55,395)
Inventory	12,342	(7,342)
Other current assets	1,400	(5,825)
Other assets	10,379	25,121
Accounts payable and accrued liabilities	(54,347)	(35,928)
Income taxes payable	(6,724)	(49,125)
Deferred revenue	(18,620)	5,046
Film and program accounts payable	19,334	16,056

	(55,554)	(51,406)

The following amounts were paid on account of interest and income taxes:

	2002	2001
	$000	$000

Interest	261,265	241,618
Income taxes	23,961	73,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

14. RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension Benefits		Post Retirement Benefits

	2002	2001	2002	2001
	$000	$000	$000	$000

Plan Assets
Fair value — beginning of year	220,346	96,351	—	—
Plan assets acquired	8,163	132,425	—	—
Investment income	3,739	(2,444)	—	—
Employer contributions	3,699	609	400	—
Employee contributions	5,800	4,475	—	—
Benefits, refund of contributions and administrative expenses	(7,027)	(11,070)	(400)	—

Fair value — end of year	234,720	220,346	—	—

The valuation of the plan net assets is based on market values with unrealized gains and losses averaged over a five year period

Plan Obligations
Accrued benefit obligation — beginning of year	226,361	77,704	35,121	5,816
Obligation acquired	8,084	132,425	—	26,927
Accrued interest on benefits	18,252	13,814	2,503	1,959
Current service cost	15,174	10,586	1,198	419
Past service costs	11,868	—	—	—
Benefits, refund of contributions	(7,027)	(10,499)	(400)	—
Experience loss	4,900	2,331	2,744	—

Accrued benefit obligation — end of year	277,612	226,361	41,166	35,121

The Company’s accrued benefit asset is determined as follows:

Plan deficit	(42,892)	(6,015)	(41,166)	(35,121)
Unamortized net actuarial loss	41,662	21,069	2,752	—
Unamortized transitional (asset) obligation	(5,573)	(5,029)	4,938	5,377
Unamortized past service costs	11,542	—	—	—
Valuation allowance	(916)	(1,002)	—	—

Accrued plan asset	3,823	9,023	(33,476)	(29,744)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet

The Company’s benefit expense is determined as follows:

Current service cost	15,174	10,586	1,198	419
Employee contributions	(5,800)	(4,475)	—	—
Accrued interest on benefits	18,252	13,814	2,503	1,959
Expected return on plan assets	(19,174)	(16,451)	—	—
Amortization of transitional (asset) obligation	(358)	(358)	439	439
Amortization of past service costs	527	—	—	—
Amortization of net experience losses	57	—	—	—
Changes in valuation allowance	(86)	(61)	—	—

Benefit expense	8,592	3,055	4,140	2,817
Employer contribution to the defined contribution plan	1,552	463	—	—

Total pension and post retirement benefit expense	10,144	3,518	4,140	2,817

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

Discount rate	6.75-7.25%	7.25%	7.25%	7.00%
Expected long-term rate of return on pension plan assets	7.00-7.25%	7.25-8.00%	7.00%	7.00%
Rate of compensation increase	3.50-4.00%	4.00%	4.00%	4.00%

15. FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2002		2001

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$000	$000	$000	$000

Short term assets	578,396	578,396	512,947	512,947
Other investments	162,361	209,515	415,413	410,838
Short term liabilities	629,679	629,679	591,016	591,016
Long term debt	3,337,163	3,281,163	3,795,262	3,701,198
Other long term liabilities	86,217	86,217	88,809	88,809
Unrealized net loss on interest rates swaps	—	56,000	—	94,064

The fair value of short-term assets and liabilities, which include cash and short-term investments, accounts receivable, income taxes recoverable, and other assets, bank loans and advances, accounts payable and accrued liabilities and film and program accounts payable approximate their fair value due to the short-term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair value of long-term debt subject to floating interest rates approximates the carrying value. The fair value of long-term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long-term liabilities, including business combination restructuring accruals, and film and television program accounts payable, approximates their carrying values.

The fair values of unrealized net gains and losses on interest rate and cross-currency swaps are based on the amounts at which they could be settled based on estimates of market rates.

CREDIT RISK

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectable accounts receivable.

INTEREST RATE RISK

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

16. JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in TV3 Ireland.

	2002	2001
	$000	$000

Balance sheets
Assets
Current assets	9,329	7,106
Long term assets	12,732	12,801

	22,061	19,907

Liabilities
Current liabilities	32,906	5,700
Long term liabilities	4,643	29,486

	37,549	35,186

Statements of earnings
Revenue	25,643	9,542
Expenses	24,630	8,051

Net earnings	1,013	1,491

Statements of cash flows
Cash generated (utilized) by:
Operating activities	(1,936)	207
Investing activities	(130)	(227)
Financing activities	2,903	334

Net increase in cash	837	314

17. COMMITMENTS AND CONTINGENCIES

a) The Company’s future minimum payments under the terms of its operating lease commitments for the next five years are as follows:

2003	26,216,987
2004	23,265,207
2005	20,926,748
2006	17,807,462
2007	15,553,883

b) On March 5, 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CBL’s former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial matter towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

18. EVENTS SUBSEQUENT TO AUGUST 31, 2002

In October 2002, Fireworks Entertainment closed a US$110 million stand-alone credit facility with a syndicate of lenders. This facility was used to repay existing Fireworks financing of US$26 million and will finance future growth. The facility is a three-year revolving facility secured by all assets of Fireworks, and bears interest at LIBOR plus 2.25% to 3.5%.

19. SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in Canadian dollars is as follows:

	Publishing						Corporate
	and online	Broadcasting				Entertainment	and other	Consolidated

	Canada	Canada	New Zealand		Ireland	Canada
			TV	Radio
	$000	$000	$000	$000	$000	$000	$000	$000

Revenue from external customers
2002	1,270,336	691,888	69,079	60,724	28,317	152,439	–	2,272,783
2001	919,923	701,027	58,436	56,864	31,056	177,469	–	1,944,775

Operating profit (loss) before amortization
2002	288,028	191,092	(1,938)	16,361	7,654	(743)	(30,148)	470,306
2001	207,804	226,458	(8,939)	14,301	2,748	13,551	(14,852)	441,071

Amortization of intangibles and goodwill
2002	17,500	–	–	–	–	–	–	17,500
2001	50,504	33,645	2,246	2,834	61	840	29	90,159

Amortization of capital assets and other
2002	44,986	25,924	2,574	2,086	1,869	505	3,380	81,324
2001	32,649	24,195	2,731	1,919	3,046	386	879	65,805

Financing expenses (revenue)
2002	238,521	125,170	261	188	1,728	15,933	(5,169)	376,632
2001	227,464	113,751	104	234	3,374	16,618	(4,790)	356,755

Investment gains net of write downs and dividend income
2002	–	–	–	–	–	–	35,284	35,284
2001	–	–	–	–	–	–	31,582	31,582

Earnings (loss) before taxes
2002	(12,979)	31,898	(4,898)	14,087	3,809	(17,181)	15,398	30,134
2001	(100,046)	42,536	(14,298)	9,314	(3,733)	(4,292)	30,453	(40,066)

Capital expenditures
2002	17,063	14,392	1,518	1,207	479	396	18,283	53,338
2001	21,932	16,465	2,163	1,090	86	1,481	6,424	49,641

Property, plant and equipment
2002	490,932	122,956	22,635	8,481	4,183	2,245	27,792	679,224
2001	523,381	130,211	22,099	8,781	4,288	2,312	16,739	707,811

Intangibles
2002	478,439	491,157	47,657	75,333	2,219	–	1,653	1,096,458
2001	450,239	513,807	43,851	70,020	1,330	–	1,165	1,080,412

Goodwill
2002	1,920,333	604,752	19,613	54,323	1,223	30,855	–	2,631,099
2001	2,060,559	662,733	19,613	53,039	1,223	30,855	–	2,828,022

Total assets
2002	3,219,846	1,588,000	141,677	150,176	21,530	425,146	174,753	5,721,128
2001	3,360,423	1,721,356	133,018	141,761	21,950	518,168	402,544	6,299,220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

	Publishing						Corporate
	and online	Broadcasting				Entertainment	and other	Consolidated

	Canada	Canada	New Zealand		Ireland	Canada
			TV	Radio
	$000	$000	$000	$000	$000	$000	$000	$000

Reconciliation of net earnings before taxes to net earnings – year ended August 31, 2002

Earnings (loss) before income tax	(12,979)	31,898	(4,898)	14,087	3,809	(17,181)	15,398	30,134
(Provision for) recovery of income taxes	(8,731)	(6,595)	42	94	(612)	(1,125)	9,819	(7,108)
Minority interests	4,330	–	–	–	–	–	–	4,330
Interest in loss of Network TEN[1]	–	–	–	–	–	–	(11,815)	(11,815)
Interest in loss of other equity accounted affiliates	–	(1,523)	–	–	–	–	–	(1,523)
Realized translation adjustments	–	–	–	–	–	–	(1,000)	(1,000)

Net earnings (loss) for the year	(17,380)	23,780	(4,856)	14,181	3,197	(18,306)	12,402	13,018

Reconciliation of net earnings before taxes to net earnings – year ended August 31, 2001

Earnings (loss) before income tax	(100,046)	42,536	(14,298)	9,314	(3,733)	(4,292)	30,453	(40,066)
(Provision for) recovery of income taxes	18,304	35,099	2,821	(614)	269	(73)	3,213	59,019
Minority interests	–	(2,531)	–	(665)	–	–	–	(3,196)
Interest in earnings of Network TEN[1]	–	–	–	–	–	–	52,567	52,567
Interest in earnings (loss) of other equity accounted affiliates	(16,385)	1,894	–	–	–	–	–	(14,491)
Realized translation adjustments	–	–	–	–	–	–	(7,200)	(7,200)

Net earnings (loss) for the year	(98,127)	76,998	(11,477)	8,035	(3,464)	(4,365)	79,033	46,633

[1]	Selected financial information for Network TEN is presented in note 3.

20. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

PRINCIPAL DIFFERENCES AFFECTING THE COMPANY

COMPREHENSIVE INCOME
Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

PRE-OPERATING COSTS
In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

FOREIGN CURRENCY TRANSLATION
In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

PROGRAMMING COMMITMENTS
Under Canadian GAAP, certain programming commitments related to an acquisition imposed by regulatory requirements were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

EQUITY ACCOUNTED AFFILIATES
Under U.S. GAAP, investments placed in trust due to regulatory requirements must be accounted for at cost. Under Canadian GAAP, these investments are accounted as cost, equity or consolidated investments based on the level of influence that the investor has over the investment.

INVESTMENT IN WIC ON AN EQUITY BASIS
Under Canadian GAAP, the investment in WIC was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under US GAAP, the investment was accounted for on a cost basis then, as a result of receiving approval to complete the purchase of WIC, the Company changed its method of accounting for WIC to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Effective July 6, 2000, the Company consolidated its investment in WIC for both Canadian and US GAAP purposes.

IMPAIRMENT OF LONG-LIVED ASSETS
Under U.S. GAAP, the Company recognizes an impairment loss on property, equipment and broadcast licences and circulation if the undiscounted expected future cash flows are less than the carrying value. The impairment loss recognized would be an amount equal to the difference between the carrying amount and the fair value of the assets. Under Canadian GAAP, the impairment loss would be equal to the difference between the carrying amount and the undiscounted expected future cash flows.

Under U.S. GAAP, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations of other long-lived assets when events or circumstances exist that indicate the carrying value of those assets may not be recoverable. In addition, impairments of goodwill would be recognized when a review indicates that the goodwill will not be recoverable, as determined based on projected income and cash flows on an undiscounted basis from the underlying operations. In such circumstances, the goodwill will be reduced to the estimated recoverable amount. Under Canadian GAAP, prior to the acquisition of WIC and Southam Publications, the Company has not had any significant goodwill arising on its acquisitions.

The Company regularly assesses the carrying value of its assets and has determined that there is no impairment in long-lived assets at this time.

INVESTMENT IN MARKETABLE SECURITIES
In the U.S., investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in accumulated comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at lower of cost and net realizable value. A provision for loss in value of marketable securities is made when a decline in market value is considered other than temporary.

EFFECT OF TAX RATE CHANGES
Under U.S. GAAP, changes in tax rates are applied to reduce or increase future income tax assets or liabilities when the proposed tax rate change has received legislative approval. Under Canadian GAAP, tax rate changes are applied when the change in tax rate is considered substantively enacted.

CASH FLOW STATEMENT
The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

PROPORTIONATE CONSOLIDATION
In the U.S., investments in jointly controlled entities are accounted as equity investments. Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. This accounting difference applies to the Company’s investment in TV3 Ireland.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS
AND HEDGING ACTIVITIES
Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included either in the statement of earnings or other comprehensive income, depending on the nature of the instrument. Under Canadian GAAP, hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

CUMULATIVE EFFECT OF THE PROSPECTIVE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, whereas under Canadian GAAP it is recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP, as described in notes 1 and 3.

DEBT CLASSIFICATION
Effective for 2002, in accordance with new requirements under Canadian GAAP, which are consistent with US GAAP, the Company has classified all debt maturing in the following twelve months as current if refinancing was not in place. Previously under Canadian GAAP, debt which the Company intended to refinance was classified as long-term. For 2001, under US GAAP this debt was reclassified as current.

INTEGRATION COSTS RELATED TO CANWEST PUBLICATIONS
Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred.

NEW ACCOUNTING STANDARDS
a) Accounting for asset retirement obligations
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred or a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized to expense over the useful life of the asset. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact of FAS 143.

b) Accounting for the impairment or disposal of long-lived assets
In fiscal 2003, the Company will adopt new standards approved by the Financial Accounting Standards Board, Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. The standard also changes the criteria for classification of operating results as discontinued operations. FAS 144 is effective for financial statements prepared beginning on or after December 15, 2001. The Company is currently considering the impact of FAS 144.

c) Technical corrections
In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Company with no impact.

d) Accounting for costs associated with exit or disposal activities
In June, 2002, Statement of Financial Accounting Standard No. 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

RECONCILIATION TO US GAAP
Consolidated Statements of Earnings
The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2002	2001
	$000	$000

Net earnings in accordance with Canadian GAAP	13,018	46,633
Pre-operating costs net of tax of $1,331 (2001 – ($1,175))	(100)	3,337
Realization of cumulative translation adjustments net of tax of nil	1,000	7,200
Programming costs imposed by regulatory requirement net of tax of $2,438 (2001 – $774)	(3,232)	(1,026)
Integration costs related to CanWest Publications net of tax of $827	(1,470)	–
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	–	938
Equity accounted affiliates in trust net of tax of nil	3,375	(3,375)
Investment in WIC on an equity basis, net of tax of nil (2001 – $2,758)	–	(4,138)
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval, net of tax of nil	–	(1,572)

Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	12,591	47,997
Cumulative effect of adoption of new accounting policies net of tax of $2,500	(170,695)	–

Net earnings (loss) in accordance with U.S. GAAP	(158,104)	47,997
Amortization of goodwill and indefinite life intangibles, net of tax of ($11,975)	–	64,972
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net tax of nil	–	6,211

Net earnings (loss) in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	(158,104)	119,180

Earnings per share:

Net earnings before cumulative effect of adoption of new accounting policies Basic	$0.07	$0.28
Diluted	$0.07	$0.28

Net earnings (loss) Basic	($0.89)	$0.28
Diluted	($0.89)	$0.28

Adjusted net earnings (loss) Basic	($0.89)	$0.70
Diluted	($0.89)	$0.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

STATEMENTS OF COMPREHENSIVE INCOME

Comprehensive income (loss) – current periods:

	2002	2001
	$000	$000

Net earnings (loss) in accordance with U.S. GAAP	(158,104)	47,997

Other comprehensive income, net of tax:
Foreign currency translation gain	26,483	11,511

Unrealized gains (losses) on securities, available for sale, net of tax of nil (2001 – $5,755)	31,387	(73,178)
Realization of prior years unrealized (gains) losses on sale / write-down of securities available for sale, net of tax of nil (2001 – $486)	60,000	(987)

	91,387	(74,165)

Unrealized gains (losses) on interest rate and cross currency interest rate swaps, net of tax of ($16,748) (2001 – $41,388),	21,316	(52,676)
Less: Reclassification of foreign currency translation gains on US denominated debt to statement of earnings, net of tax of $3,478 (2001 – ($404))	(4,427)	515

	16,889	(52,161)

	134,759	(114,815)

Comprehensive income	(23,345)	(66,818)

COMPREHENSIVE INCOME (LOSS) – ACCUMULATED BALANCES:

	Foreign currency	Unrealized gains on	Unrealized gains
	translation	securities	(losses) on swaps	Total

Balance, August 31, 2000	(85,958)	32,307	–	(53,651)
Change during 2001	11,511	(74,165)	(52,161)	(114,815)

Balance, August 31, 2001	(74,447)	(41,858)	(52,161)	(168,466)
Change during 2002	26,483	91,387	16,889	134,759

Balance, August 31, 2002	(47,964)	49,529	(35,272)	(33,707)

CONSOLIDATED BALANCE SHEETS

Balance sheet captions restated to reflect the above items are presented below:

	2002	2001
	$000	$000

ASSETS
Current assets	683,677	640,149
Investment in Network TEN	4,494	107,210
Property, plant and equipment	675,041	687,811
Intangibles and goodwill	3,743,404	3,946,499
Other investments	196,253	370,180
Other assets	407,080	476,008

	5,709,949	6,227,857

LIABILITIES
Current liabilities	621,609	729,624
Long term debt	3,339,507	3,732,710
Other liabilities	115,160	147,343
Future income taxes	416,266	377,537

	4,492,542	4,987,214

SHAREHOLDERS’ EQUITY
Capital stock	896,422	896,313
Contributed surplus	3,647	3,647
Retained earnings	351,045	509,149
Accumulated other comprehensive income (loss)	(33,707)	(168,466)

	1,217,407	1,240,643

	5,709,949	6,227,857

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2002	2001
	$000	$000

Shareholders’ equity in accordance with Canadian GAAP	1,175,911	1,305,996
Adjustments relating to pre-operating costs, net of tax of $3,608 (2001 – $2,277)	(6,473)	(6,373)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212 (2001 – $774)	(4,258)	(1,026)
Integration costs related to CanWest Publications net of tax of $827	(1,470)	–
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $24,640 (2001 – $41,388)	(31,360)	(52,676)
Foreign exchange gain on US$denominated debt net of tax of $3,074 (2001 – ($404))	(3,913)	514
Equity accounted affiliates in trust net of tax of nil	–	(3,375)
Unrealized gain (loss) on other investments net of tax of nil	49,529	(41,858)

Shareholders’ equity in accordance with U.S. GAAP	1,217,407	1,240,643

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...

OTHER

The following amounts are included in accounts receivable:

	2002	2001
	$000	$000

Allowance for doubtful accounts	14,800	14,500

The following amounts are included in operating expenses:

	2002	2001
	$000	$000

Bad debt expense	5,700	7,800
Rent expense	17,300	12,700

The following amounts are included in accrued liabilities:
	2002	2001
	$000	$000

Accrued salaries	63,000	57,000

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, and $8.8 million and $1.5 million in 2006 and 2007 respectively.